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                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

     For Annual Report of Employee Stock Purchase, Savings and Similar Plans
        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

                   For the fiscal year ended December 31, 2001
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from            to
                                              ----------    ----------

                         Commission file number 1-13762

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               RECKSON 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         RECKSON ASSOCIATES REALTY CORP.
                              225 BROADHOLLOW ROAD
                            MELVILLE, NEW YORK 11747
                                 (631) 694-6900


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


FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Reckson 401(k) Plan

Year Ended December 31, 2001
with Report of Independent Auditors

                               Reckson 401(k) Plan

                              Financial Statements
                            and Supplemental Schedule

                          Year ended December 31, 2001

                                    CONTENTS

Report of Independent Auditors............................................     1

Financial Statements

Statement of Net Assets Available for Benefits as of December 31, 2001....     2
Statement of Changes in Net Assets Available for Benefits for the
   Year Ended December 31, 2000...........................................     3
Notes to Financial Statements.............................................     4

Supplemental Schedule

Schedule H, Line 4(i)--Assets (Held at End of Year)........................   10

                         Report of Independent Auditors

Plan Administrator
Reckson 401(k) Plan
Retirement and Benefits Committee

We have audited the accompanying statements of net assets available for benefits of Reckson 401(k) Plan as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                 /s/ Ernst & Young LLP

New York, New York
June 12, 2002

                               Reckson 401(k) Plan

                 Statement of Net Assets Available for Benefits

                                December 31, 2001

ASSETS

Investments (Note 3)                                          $2,733,020

Receivables:
   Participant contributions                                      26,724
   Participant loans                                              84,475

Cash                                                             559,479
                                                              ----------
Net assets available for benefits                             $3,403,698
                                                              ==========


See accompanying notes.

                               Reckson 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                           Year ended December 31, 2001

Additions:
   Additions to net assets attributed to:
     Investment income:
       Interest and dividends                                  $   38,220
     Participant contributions                                  1,259,279
                                                               ----------
Total additions                                                 1,297,499
                                                               ----------

Deductions:
   Net realized and unrealized depreciation in
     fair value of investments (Note 3)
                                                                 (704,825)

   Benefits paid to participants                                  (62,456)
                                                               ----------
Total deductions                                                 (767,281)
                                                               ----------
Net increase in net assets available for benefits                 530,218

Net assets available for benefits:

   Beginning of the year                                               --
   Transfer from prior Plan (Note 1)                            2,873,480
                                                               ----------
   End of year                                                 $3,403,698
                                                               ==========

See accompanying notes.

                               Reckson 401(k) Plan

                          Notes To Financial Statements

                                December 31, 2001

1. DESCRIPTION OF THE PLAN

The following description of the Reckson 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was created on January 1, 2001 for the purpose of providing eligible employees of Reckson Management Group, Inc. (the "Employer") and its related companies (collectively, the "Affiliates") that participate in the Plan (collectively, the "Participating Employers") with an opportunity to increase their savings on a tax-favored basis. Shares of the Class A common stock of Reckson Associates Realty Corp. ("Reckson") are among the investment options offered to participants pursuant to the Plan.

The Plan is a defined contribution plan sponsored by the Employer covering all eligible full-time employees of the following Participating Employers who have completed six months of service and are age twenty-one or older. The following Participating Employers participated in the Plan during the year ended December 31, 2001:

          Reckson Management Group, Inc.
          Reckson Construction Group, Inc.
          RANY Management Group, Inc.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Prior to January 1, 2001, eligible employees of the Participating Employers were provided the opportunity to participate in the Reckson Management Group, Inc. 401(k) Plan (the "Prior Plan"). The Prior Plan provided eligible employees with benefits similar to those of the Plan and was terminated during 2001 subject to the provisions of ERISA. On January 1, 2001, all eligible employee accounts of the Participating Employers were transferred to the Plan.

                               Reckson 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS

Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan (subject to the limitations of section 401(k) of the Internal Revenue Code). Participants may also rollover amounts representing distributions from other qualified benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2001, the Plan offered 13 mutual funds and the Class A common stock of Reckson as investment options for participants. Additional discretionary matching contributions may be contributed at the option of the Participating Employers. Contributions are subject to certain limitations.

During the year ended December 31, 2001 the Participating Employers did not make any contributions to the Plan.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of Plan earnings, and charged with an allocation of the Plan's administrative expenses, if not paid by the Employer. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately 100% vested in their contributions and earnings thereon. Additionally, a participant vests ratably in employer matching contributions, if any, based on five years of credited service.

PARTICIPANT LOANS

Participants may borrow from their accounts up to 50 percent of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at the U.S. prime lending rate plus one-half percentage point.

                               Reckson 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

PAYMENT OF BENEFITS

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are prepared under the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                               Reckson 401(k) Plan

3. INVESTMENTS

The following investments represent 5% or more of the Plan's net assets available for benefits at December 31, 2001:

       Growth Fund of America                                         $ 922,359
       Reckson Associates Realty Corp.--Class A Common Stock            402,893
       INVESCO Balanced Fund                                            282,520
       MFS International New Discovery Fund                             330,902
       BlackRock Index Equity Fund--Class A                             236,302
       INVESCO Technology Fund                                          175,754

During the year ended December 31, 2001, the investments of the Plan appreciated (depreciated) in fair value as follows:

       BlackRock Money Market Fund                                    $  14,073
       Federated US Government Bond Fund                                 (1,932)
       INVESCO Balanced Fund                                            (34,052)
       Scudder Global Discovery Fund                                    (87,904)
       BlackRock Index Equity Fund                                      (36,855)
       Growth Fund of America                                          (116,700)
       American Century International Growth Fund                       (22,962)
       Janus Mercury Fund                                                (7,030)
       Reckson Associates Realty Corp.--Class A Common Stock            (20,987)
       FrontLine Capital Group Common Stock                            (281,514)
       MFS International New Discovery Fund                              12,894
       BlackRock Index Equity Fund--Class A                               1,672
       INVESCO Growth Fund                                              (44,015)
       Janus Advisor Capital Fund                                           515
       INVESCO Technology Fund                                          (80,948)
       MFS Value Fund                                                       925
       American Balanced Fund                                               (14)
       Fidelity Advisor Mid-cap Fund                                          9
                                                                      ---------
                                                                      $(704,825)
                                                                      =========

                               Reckson 401(k) Plan

4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The Form 5500 of the Plan was prepared on a cash basis. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                   DECEMBER 31,
                                                                      2001
                                                                   ------------

    Net assets available for benefits per the financial statements   $3,403,698
    Participant contributions receivable                                (26,724)
                                                                   ------------
    Net assets available for benefit per Form 5500                   $3,376,974
                                                                   ============


5. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2001, the Plan received $19,330 in common stock dividends from Reckson.

6. INCOME TAX STATUS

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

                             Supplemental Schedule

                               Reckson 401(k) Plan

              Schedule H, Line 4(i) - Assets (Held at End of Year)

                                December 31, 2001

                                                                        FAIR
                                                                        MARKET
INVESTMENT                                                              VALUE
----------                                                            ----------
Federated U.S. Government Bond Fund                                   $  119,086
Growth Fund of America                                                   922,359
American Century International Growth Fund                                83,906
Reckson Associates Realty Corp.--Class A Common Stock*                   402,893
FrontLine Capital Group Common Stock                                       2,206
INVESCO Balanced Fund                                                    282,520
MFS International New Discovery Fund                                     330,902
BlackRock Index Equity Fund--Class A                                     236,302
INVESCO Growth Fund                                                       99,617
Janus Advisor Capital Fund                                                37,031
INVESCO Technology Fund                                                  175,754
American Balanced Fund                                                       946
Fidelity Advisor Mid-cap Fund                                                337
MFS Value Fund                                                            39,161
                                                                      ----------
                                                                      $2,733,020
                                                                      ==========

Loans to participants at per annum interest rates
 between 6.0% and 10%.                                                $   84,475
                                                                      ==========

----------
(*) Indicates party-in-interest to the Plan as defined under ERISA.

                               RECKSON 401(K) PLAN

Exhibits
--------

23.0   Consent of Independent Auditors
99.1 Certification of Donald Rechler, Co-Chief Executive Officer of Reckson Associates Realty Corp., pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code
99.2 Certification of Scott H. Rechler, Co-Chief Executive Officer of Reckson Associates Realty Corp., pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code
99.3 Certification of Michael Maturo, Executive Vice President, Treasurer and Chief Financial Officer of Reckson Associates Realty Corp., pursuant to
       Section 1350 of Chapter 63 of Title 18 of the United States Code


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               Reckson 401(k) Plan

                                     By: Reckson Management Group, Inc.,
                                         as Plan Administrator

Date:  December 18, 2002                By:    /s/ Michael Maturo
                                               -------------------------------
                                               Michael Maturo
                                               Executive Vice President,
                                               Treasurer and
                                               Chief Financial Officer of
                                               Reckson Associates Realty Corp.


                                       11